Via EDGAR and Facsimile

August 8, 2008

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Tracey Houser, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation
Form 10-K for the Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and
April 30, 2008
File No. 0-27022

Dear Mr. O’Brien and Ms. Houser:

On behalf of our client Optical Cable Corporation, (“Optical Cable”), we are providing responses to the Staff’s letter of comments, dated July 14, 2008 (the “Staff Letter”), with respect to Optical Cable’s Form 10-K for the Fiscal Year Ended October 31, 2007 and Optical Cable’s Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and April 30, 2008. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on August 11, 2008. Thank you for granting Optical Cable permission to file this response within twenty business days of the Staff Letter dated July 14, 2008.

Annexed to this letter is a copy of the Staff Letter. Set forth below are Optical Cable’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K and Form 10-Q. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or Form 10-Q, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended October 31, 2007

COMMENT:

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 7

823 East Main Street, Suite 1200 / Richmond, Virginia 23219

804 343-5020 / Fax 804 343-5021

Offices also in Blacksburg, Danville, Lynchburg and Roanoke, Virginia

1.	In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:

•

Quantify the extent to which increases/decreases in volume, prices and/or the introduction of new products attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the increase in net sales for fiscal year 2007 versus fiscal year 2006 to (a) an increase in your specialty markets, which were offset by (b) a decrease in your commercial market.

•

Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross profit margins, selling, general and administrative expenses as a percentage of net sales, et cetera, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

•

Net sales: Explain why sales for specialty markets are increasing and whether this trend is expected to continue. Similarly, explain why the commercial market continues to have a negative impact on net sales and how you are addressing this trend. In this regard, we note that you attribute these trends to three generic factors. Such discussion should explain (a) why there are market demand fluctuations, including whether you have gained or lost market share; (b) whether significant projects occurred during the period, the time period over which the projects are impacting net sales, and future expectations for these projects; and (c) any other specific factors that impact product demand and management’s expectations for these trends.

•

Gross Profit Margins: You state gross profit margins are heavily impacted by your product mix. As such, you should provide a detailed explanation of your various product groups materially impacting the trends in gross profit margin and why the material increase or decrease of these products had a significant impact. Your discussion and analysis should provide investors with a sufficient amount of insight of your product mix to evaluate how such a change differs from the previous period and how such a change may remain constant or differ in the future.

•

Income Tax Expense: Provide a more detailed discussion of the movement in the various components which contribute to the overall effective tax rate. For example, explain the benefit from extraterritorial income exclusion, including why the benefit significantly decreased in fiscal year 2007 versus fiscal year 2006.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

RESPONSE:

Optical Cable respectfully submits that it believes it has met the reporting obligations for MD&A disclosures under Regulation S-X in its Form 10-K for fiscal year ended October 31, 2007 based on how Optical Cable views its business and the information available to Optical Cable. The following response is intended to provide insight that supports this belief.

Optical Cable sells products into a variety of specialty markets. Specialty market sales include, among others, sales to governmental or governmental related purchasing entities for military products. It is difficult to predict with any reliability the budgetary process and cycles of the federal government and related purchasing entities. This is not unlike other specialty markets into which Optical Cable sells its product, as purchases of its products are heavily dependent on the construction cycles and budgetary considerations of customers. Furthermore, Optical Cable’s specialty markets are generally diverse in nature, including military applications and a variety of other harsh or ruggedized applications from entertainment and sports applications to mining and security applications. As a result, Optical Cable may experience relatively large swings in its specialty market sales without any discernable trends. Optical Cable also believes that an increase in marketing activities has positively affected its specialty sales market. The reasons for the decrease in the commercial market have been and are continually examined and if Optical Cable believes that it has accurate and reliable data indicative of a trend, Optical Cable will disclose such information in future filings. Optical Cable did not institute any general or across the board price increases for its products during its 2007 fiscal year.

The methodology in Optical Cable’s industry to obtain market share information is not readily ascertainable or reliable. Relying on such information and disclosing such information on market share could be misleading to the investor unless the reliability of the data improves. Optical Cable does discuss significant projects when applicable as is demonstrated on page 15 of Optical Cable’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008 relating to two large international sales.

Optical Cable’s sales are generally not multi-year contractual sales. Rather, Optical Cable’s sales are processed by purchase orders with standard three to four week delivery schedules. Additionally, one of Optical Cable’s marketing strengths is its ability to deliver certain stocked cable in one to two days, and a number of sales are processed with such delivery requirements on a daily basis. As a result, Optical Cable does not have a significant forward load on a month-to-month basis. While companies with multi-year contractual commitments may more easily predict trends accurately, identifying trends based on short-term purchases is inherently more difficult.

Profit margins vary greatly depending on the type of cable and the volume of purchase. Whereas other companies in other types of industries may have less variability among products and pricing, Optical Cable has thousands of different types of products designed and tailored for specific clients and specific situations. As a result, Optical Cable’s products are not easily categorized into groups from which trends can be determined. At times a small volume of a particular cable could be more profitable than a large volume of another type of cable and vice versa depending on the type of cable, the timing of the job, the client’s specific needs and specifications. Optical Cable believes that attempting to extrapolate trends given the number of variables is inappropriate

Optical Cable will continue to review its data and where a trend is identified and Optical Cable feels comfortable with the reliability of the data, Optical Cable, in accordance with Item 303(A)(3)(iii) of Regulation S-K will disclose the trend in its public filings.

Please see language in Optical Cable’s 10-K for the fiscal year ended October 31, 2006 for detailed information relating to the phase out of the extraterritorial income exclusion. Because the EIE had significantly phased out, and because that fact had previously been disclosed, Optical Cable did not repeat such information in its 10-K for the fiscal year ended October 31, 2007.

COMMENT:

Liquidity and Capital Resources, page 12

2.	In future filings, please disclose the amount of expected capital expenditures for the future annual period. From your statements of cash flows, it appears capital expenditures have historically had a material impact on your liquidity. Refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

RESPONSE:

To the extent capital expenditures result in Optical Cable’s liquidity increasing or decreasing in any material way, Optical Cable will disclose in future filings the amount of expected capital expenditures for the future annual period, to the extent such disclosure is required.

COMMENT:

(1) Description of Business and Summary of Significant Accounting Policies, page 22 (g)

Revenue Recognition, page 23

3.	In future filings, please include your policy for recognizing sales returns. Refer to SAB Topic 13 for guidance. Also, please revise your critical accounting policies and estimates disclosure to state whether estimates for sales returns has materially differed from actual results.

RESPONSE:

In future filings Optical Cable will include a more descriptive summary of its policy for recognizing sales returns as described in SAB Topic 13 in the notes to the financial statements. Optical Cable’s customers generally do not have the right of return unless a product is defective or damaged and within the parameters of the product warranty in effect for the sale. When the right of return, exclusive of warranty issues, does exist, the customer must generally provide a replacement order equal to or greater in value than the return. Furthermore, Optical Cable’s customers are generally obligated to pay Optical

Cable at a specified date or dates, and a customer’s obligation to pay at a specified date or dates is not contractually or implicitly based upon the customer reselling the product or subsequently consuming or using the product. Generally, theft or physical destruction or damage of the product would not change a customer’s obligation to pay Optical Cable and Optical Cable has no significant obligation for future performance to bring about resale of the product by the buyer. In the past, estimates for sales returns have not materially differed from actual results. In future filings, Optical Cable will provide revised critical accounting policies and estimates disclosure to indicate in any given year whether the estimates for sales returns has materially differed from actual results.

COMMENT:

(4) Note Receivable, page 25

4.	We note the following regarding your note receivable to Applied Optical Systems, Inc. (“Borrower”), which began on April 22, 2005:

•	The note receivable balance as of October 31, 2007 and April 30, 2008 is approximately $3.5 million and $4.3 million, respectively.

•

The note receivable is collateralized by the Borrower’s tangible and intangible property and for which you have also received guarantees from the Borrower’s founders for up to two-thirds of the principal balance and accrued interest.

•	The Borrower has approximately $1.9 million and $2.7 million in total assets as of October 31, 2007, and April 30, 2008, respectively.

•	You discontinued recognizing interest income on the note receivable during the third quarter of fiscal year 2006.

•	The note receivable matures on July 31, 2008, which you anticipate will be extended.

Based on the above factors and the fact that you have not disclosed the recognition of an impairment for this note receivable, please revise your footnote disclosures or include disclosure in your critical accounting policies and estimates section of MD&A to provide the following information, at a minimum:

•

An explanation as to why you discontinued recognizing interest income for the note receivable during the third quarter of fiscal year 2006. Explain whether you believe the loan is impaired, based on the definition in paragraph 8 of SFAS 114.

•

An explanation as to how you determined it is probable that you will be able to collect all other amounts due under the note receivable agreement. If you are relying, in part, on the personal guarantees of the two founders of the Borrower, please explain how you determined that the founders will be able to fulfill these potential obligations. Please clarify how this determination relates to your decision to stop accruing interest owed under the contract. Refer to SFAS 114, as amended, for guidance.

•	A brief discussion of the Borrower’s operating results, including whether the Borrower is generating profits and positive operating cash flows.

Please provide us with the disclosure you intend to include in future filings.

RESPONSE:

Optical Cable does not believe the loan to Applied Optical Systems, Inc. is impaired based on the definition in paragraph 8 of SFAS 114 because Optical Cable believes that all amounts due, including interest accrued at the contractual rate for the period of delay is collectible. However, it became apparent during the preparation of our filings for the third quarter of fiscal year 2006 that there would be a delay in the Borrower’s ability to pay interest on the amounts loaned in accordance with the contractual terms of the agreement. Because of this delay, Optical Cable did not believe it would be appropriate to continue recognizing interest income. Optical Cable will recognize interest income on a cash basis as interest payments are received.

Optical Cable believed, based on the Borrower’s business plans and their progress as of October 31, 2007, that the Borrower will ultimately be able to repay the amounts owed to Optical Cable. In connection with the preparation of Optical Cable’s annual report, Optical Cable also prepared a detailed collateral analysis to support the net realizable value of the collateral underlying the loan to the Borrower in a worst case scenario. In preparing this analysis, Optical Cable considered: (i) the tangible book value of the assets of the Borrower as of October 31, 2007 based on audited financial statements; (ii) the value of finished goods inventory of the Borrower that exceeded book value as of October 31, 2007 (i.e., to account for the fact that the cost of inventory is less than fair value as of October 31, 2007, as it could be sold to customers at higher amounts); (iii) a cash flow analysis prepared by Optical Cable based on projections by the Borrower for the sale of just one of its patented commercial products; and, to a lesser extent (iv) the guarantees of the two Founders. To support the guarantees of the Founders, Optical Cable obtained bank statements and other such supporting documents where applicable, as well as written representations signed by each of the two Founders supporting their ability to repay the amounts due in the unlikely event that should become necessary.

Subsequent to the filing of its Form 10-K, Optical Cable has had an independent valuation of the Borrower performed. While the valuation is still in draft form, preliminary results indicate that there is sufficient value to support the net realizable value of the loan. Furthermore, more recent unaudited financial statements of the Borrower reflect improved financial performance and a better ability to generate positive cash flow.

For the period from March 1, 2008 through June 30, 2008, the Borrower is effectively at breakeven for cash flow from operations, based on unaudited financial statements. This is a significant improvement over the period from November 1, 2007 through February 29, 2008 for which the Borrower’s unaudited statement of cash flows indicated an approximately $535,000 use of cash for operations. For fiscal year 2007, the Borrower used $1.1 million in cash for operations.

For the period from November 1, 2007 through June 30, 2008, the Borrower reported a loss before income taxes of approximately $462,000, of which approximately $332,000 was related to interest expense, based on unaudited financial statements. The Borrower’s average monthly revenues have increased to approximately $503,000 per month during the period from November 1, 2007 through June 30, 2008, compared to $255,000 per month during the fiscal year ended October 31, 2007.

COMMENT:

5.	Please disclose in future filings the gross and net amount of trade accounts receivable that relates to the Borrower. Such disclosure will allow investors to fully understand the amounts that are at risk related to the Borrower.

RESPONSE:

As of October 31, 2007, gross and net trade accounts receivable from the Borrower was $86,205. Optical Cable will disclose in future filings the gross and net amounts of trade accounts receivable that relates to the Borrower as of the end of each reporting period.

Form 10-Q for the Fiscal Quarter Ended January 31, 2008

COMMENT:

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

6.	We note that inventories significantly increased as of January 31, 2008, when compared to the balance as of October 31, 2007, which materially impacted net cash provided by operating activities. We further note that net sales for the quarter ended January 31, 2008, decreased when compared to net sales for the quarter ended October 31, 2007. As such, please include an analysis of the factors that materially impact net cash provided by operating activities in future filings. For example, if inventories turnover has declined, state as such and provide an explanation. If inventories increased in the first quarter in anticipation of future orders, state as such.

RESPONSE:

Optical Cable will continue to appropriately explain fluctuations that lead to increases or decreases in cash flows from operations. In its Form 10-Q filing for the fiscal quarter ended January 31, 2008, Optical Cable noted in the Financial Condition discussion on page 18 that the “increase in inventories – particularly work in process inventory – resulted mainly from efforts to maintain optimal stocking levels for manufacturing efficiencies.” Likewise, Optical Cable noted in its discussion of Seasonality on page 20 that Optical Cable believes its net sales have generally been impacted by seasonality factors where Optical Cable typically expects net sales to be relatively lower in the first half of each fiscal year and relatively higher in the second half of each fiscal year, which explains that the decline in net sales in the first fiscal quarter of 2008 is not unusual when compared to the last fiscal quarter of 2007. Optical Cable has made an effort to avoid duplicating information in its Management’s Discussion and Analysis in accordance with SEC Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; however, in the future Optical Cable will reference the location of additional relevant discussion in areas that Optical Cable believes it would be helpful to investors to make the information more transparent.

Form 10-Q for the Fiscal Quarter Ended April 30, 2008

COMMENT:

(14) Subsequent Events, page 15

7.	Please provide us with the significance tests for Superior Modular Products Incorporated in accordance with Rule 1-02(w) of Regulation S-X. Depending on the results of such tests, please confirm to us that you will provide the information required by Items 9.01(a) and 9.01(6) of Form 8-K by August 13, 2008, or 75 days after consummation of the acquisition.

RESPONSE:

Attached as Exhibit A is the significance test relating to Optical Cable’s acquisition of Superior Modular Products Incorporated, doing business as SMP Data Communications (“SMP”). This analysis was prepared prior to any request for such by the SEC and was not prepared at the request of the SEC. Pursuant to Exchange Act Rule 12b-4, Optical Cable respectfully requests that the report provided hereunder be returned to Optical Cable or destroyed following the completion of the SEC’s review.

In accordance with the requirements of Item 9.01(a) and 9.01(6) of Form 8-K, Optical Cable hereby confirms that it is and has been working diligently to complete and file the information required by such items by August 13, 2008. None of the financial statements for SMP for the applicable periods have been previously audited. Compliance with Item 9.01(a) and 9.01(b) of Form 8-K requires the completion of an audit for a prior period of a subsidiary of a public company that was not previously audited on a stand-alone basis. Furthermore, the auditor for the prior parent company of SMP declined to stand for reappointment and does not have an ongoing relationship with either the prior parent company of SMP or Optical Cable. Optical Cable did engage in discussions with the prior audit firm of the former parent company of SMP regarding the possibility of engaging that firm to perform the audit in order to expedite the process; however, because this engagement would not result in an ongoing relationship, the prior audit firm indicated they would not be able to perform the audit. These factors, among others, are making timely filing difficult.

Furthermore, Optical Cable acknowledges the following:

•	Optical Cable is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Optical Cable may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in review of Optical Cable’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information.

Very truly yours,

WOODS ROGERS PLC

/s/ Brian Michael Brown
Brian Michael Brown

cc:	Neil D. Wilkin, Jr., President, CEO and Chairman of the Board
Tracy Smith, Senior Vice President and Chief Financial Officer
Nick Conte, Woods Rogers PLC
T. Douglas McQuade, KPMG LLP

OPTICAL CABLE CORPORATION

Significance Test for Acquisitions Worksheet	EXHIBIT A
Regulation S-X Rule 1-02(w) significance tests, as applied under Rule 3-05

The investment in SMP is significant at over the 20% level under all of the tests. One year of audited financial statements are required to be filed since the test with the greatest level of significance exceeds 20% and is less than 40%.

	May 30, 2008
1. Investment Test/Purchase Price Test
Purchase price of 100% interest in SMP	11,500,000	[1]
Consolidated total assets of registrant as of 10/31/07	37,281,240	[2]

Purchase price as a percent of total assets of registrant	30.85	% Calculated

2. Asset Test
Assets of SMP	12,957,496	[3]
Portion to be purchased (100%)	12,957,496	[3]
Consolidated total assets of registrant as of 10/31/07	37,281,240	[2]

Assets of SMP as a percent of total assets of registrant	34.76	% Calculated

3. Pretax Income Test
Pretax income from continuing operations of SMP	647,878	[3]
Portion applicable to interest to be acquired (100%)	647,878	[3]
Consolidated pretax income from continuing operations of registrant	1,917,966	[2]

Pretax income of SMP as a percent of total pretax income of registrant	33.78	% Calculated

[1]	Section 2.2 of Agreement

[2]	Rule 3-05, Paragraph 3, The determination shall be made using the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition.

[3]	Rule 3-05, Paragraph 3, The determination shall be made using the most recent annual financial statements of each such business.